Exhibit 99.1
AirMedia Announces Results of 2009 Annual General Meeting
Beijing, December 9, 2009 — AirMedia Group Inc. (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that its 2009 annual general meeting of shareholders was held on December 9, 2009. During the meeting, all of the proposals submitted for shareholder’s approval were approved. Specifically, the shareholders adopted resolutions with respect to:
1.	An amendment to the Company’s 2007 Share Incentive Plan, to increase the maximum aggregate number of shares issuable under the plan from 12 million shares to 17 million shares;

2.	The adoption of an Amended and Restated Memorandum and Articles of Association, primarily for the purposes of allowing the Company’s board of directors to authorize future share repurchases;

3.	The approval and ratification of the Company’s share repurchase program previously approved by the board of directors of the Company on December 29, 2008.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 40 major airports, including 29 out of the 30 largest airports in China. AirMedia also operates digital frames in 31 major airports including all of the 15 largest airports in China. In addition, AirMedia sell advertisements on the routes operated by nine airlines, including the three largest airlines in China. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
For more information, please contact:
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Phone: +86-10-8460-8678
Email: ir@airmedia.net.cn

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